July 31, 2017

Via EDGAR

Laura Nicholson, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Duke Robotics, Inc. (the “Company”)

Offering Statement on Form 1-A

Filed June 29, 2017

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 7, 2017

Amendment No. 2 to Offering Statement on Form 1-A

Filed July 10, 2017

File No. 024-10714

Dear Ms. Nicholson:

The purpose of this letter is to respond on behalf of the issuer to your letter of July 14, 2017 regarding the above offering statement. For your convenience, your original comments appear in bold text, followed by our response.

Plan of Distribution, page 30

1.      We note your response to prior comments 2 and 4, including your statement that Rule 10b-9 is not applicable to the offering. However, we also note the following statement in your offering circular: “[e]xcept as stated above, subscribers have no right to a return of their funds unless no closings have occurred by the termination date of the offering, in which event investor funds held in escrow will promptly be refunded to each investor without interest.” Please provide your analysis as to why Rule 10b-9 does not apply to your offering. In the alternative, please provide your analysis as to how your offering and the escrow agreement comply with Rule 10b-9.

We have revised the applicable language in the Offering Circular in order to address the preceding comment to make clear that the offering has no minimum offering amount and that the company may conduct closings at any time on any funds held in escrow at its sole discretion. As such, Rule 10b-9 is not applicable to the offering.

* * *

Please direct further comments and questions to me (tel: 617.398.0408/email: emiller@sandw.com) or to Ron Ben-Bassat (tel. 212.660.5003/email: rbenbassat@sandw.com).

Sincerely,

/s/ Edwin L. Miller Jr.
Edwin L. Miller Jr.

cc:	Heather Clark

 Claire Erlanger

 John Stickel